Exhibit 2.10

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Interim Management’s Discussion and Analysis (“MD&A”) presents management’s discussion and analysis of the consolidated financial position of Ceres Global Ag Corp. (“Ceres” or the “Corporation”), the consolidated results of its operations, liquidity and capital resources, business risks and future outlook.  This MD&A should be read in conjunction with Ceres’ unaudited interim condensed consolidated financial statements for the three-month periods ended September 30, 2014 and 2013, which are prepared in accordance with International Financial Reporting Standards (“IFRS”).

Riverland Ag Corp. and Riverland Agriculture, Ltd. (collectively, “Riverland Ag”) represent Ceres’ largest investment and are wholly-owned subsidiaries of Ceres.  In discussing the interim results of operations, reference will be made to results on a consolidated basis and to results for Riverland Ag separately.

This MD&A has been prepared as of November 7, 2014.  Unless otherwise indicated, all dollar amounts are reported in Canadian dollars (“C$”).  Additional information relating to Ceres, including the Corporation’s Annual Information Form for the fiscal year ended March 31, 2014, can be obtained on SEDAR at www.sedar.com.

FORWARD-LOOKING INFORMATION

This interim MD&A contains information that is “forward-looking information”, “forward-looking statements” and “future oriented financial information” (collectively herein referred to as “forward-looking statements”) within the meaning of applicable securities laws.  Forward-looking statements in this document may include, among others, statements regarding future operations and results, anticipated business prospects and financial performance of Ceres and its subsidiaries, expectations or projections about the future, strategies and goals for growth, the action against Ceres initiated by the Scoular Company expected and future cash flows, costs, planned capital expenditures, anticipated capital projects, construction and completion dates,  including the plans, costs, timing and capital requirements for the development of the Northgate Commodities Logistics Centre (“NCLC”), the current rights offering, operating and financial results, critical accounting estimates and the expected financial and operational consequences of future commitments.

Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “outlook”, “likely”, “probably”, “going forward”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “believes”, “may have implications” or similar words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”.  Forward-looking statements in this document are intended to provide Ceres’ shareholders and potential investors with information regarding Ceres and its subsidiaries, including Management’s assessment of future financial and operational plans and outlook for Ceres and its subsidiaries.

Forward-looking statements are based on the opinions and estimates of management at the date the information is made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Actual results or events may differ from those predicted in these forward-looking statements. All of the Corporation’s forward-looking statements are qualified by the assumptions that are stated or inherent therein, including the assumptions listed below. Although Ceres believes these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements.

Key assumptions have been made in connection with the forward-looking statements in this interim MD&A.  These assumptions include, but are not limited to, the following (in no particular order of importance):

-
The expected transition towards more integration in the North American grain commodity markets as a result of the deregulation and privatization of the Canadian Wheat Board, which has effectively dismantled the monopoly in marketing wheat crops in Canada enabling farmers to gain more direct access to open markets;

-	Volume and quality of grain held on-farm by producers in North America are expected to increase as a result large old crop carryover inventories and a sizable new crop on the horizon;

-	No material change in the regulatory environment in Canada and the United States;

-	Supply and demand factors as well as the pricing environment for grains and other agricultural commodities;

-	Fluctuation of currency and interest rates;

-	General financial conditions for Western Canadian and American agricultural producers;

-	Market share that will be achieved by the Corporation;

-	The successful financing and completion of the NCLC, including the rights offering, and all required regulatory permits and approvals;

-	Adequate and timely service from the Burlington Northern Santa Fe railroad at the NCLC;

-	The ability of Ceres to successfully plan, design, build and operate the Northgate grain elevator;

-	Ceres’ ability to obtain financing and to re-finance the term loan on acceptable terms;

-	Ceres and Riverland Ag’s ability to successfully defend itself against, or settle, the dispute with The Scoular Company;

-	The successful internalization of Ceres’ management, processes and procedures;

-	Riverland Ag’s ability to realize the economic benefits resulting from the synergies with NCLC;

-	Riverland Ag’s ability to maintain existing customer contracts and relationships;

-	Continued compliance by Riverland Ag with its loan covenants; and

-	The ability of Stewart Southern Railway Inc. to continue its growth in grain and oil shipments by rail, without service disruption.

The preceding list is not exhaustive of all possible factors.  All factors should be considered carefully when making decisions with respect to Ceres.  Many such factors and events are not within the control of Ceres.  Factors that could cause actual results or events to differ materially from current expectations include, among others, risks related to weather, politics and governments, changes in environmental and other laws and regulations, competitive factors in the agricultural, food processing and feed sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments, global and local economic conditions, the ability of Ceres to successfully implement strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Corporation’s assets, the availability and price of commodities, and the regulatory environment, processes and decisions.  Ceres has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements.  However, there may be other factors that might cause actions, events or results that are not anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information.

By its nature, forward-looking information is subject to various risks and uncertainties, including those risks discussed in other sections of this interim MD&A and in other filings and communications, any of which could cause Ceres’ actual results and experience to differ materially from the anticipated results or published expectations.  Additional information on these and other factors is available in the reports filed by Ceres with Canadian securities regulators.  Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date of this interim MD&A or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose.  Ceres undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, change in management’s estimates or opinions, future events or otherwise, except as required by law.

CAUTIONARY STATEMENT AS TO NON-IFRS FINANCIAL MEASURES

Ceres provides a non-IFRS measure as supplementary information, which management believes is useful to users of this MD&A to explain Ceres’ financial results.  This non-IFRS measure is EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), which is not a standardized financial measure prescribed by IFRS.  However, management believes that most shareholders, creditors, other stakeholders and investment analysts benefit from using this performance measure in analyzing Ceres’ results. Ceres also uses this measure internally to monitor the Corporation’s performance.

In calculating EBITDA, Ceres excludes its share of the net income (net loss) from investments in associates, the gain (loss) on sale of property, plant and equipment and the loss on impairment of assets held for sale. Ceres may calculate EBITDA differently than other companies; therefore, Ceres’ EBITDA may not be comparable to similar measures presented by other issuers.  Investors are cautioned that EBITDA should not be construed as an alternative to net income or net loss, or to other standardized financial measures determined in accordance with IFRS, and is not intended to represent cash flows or results of operations in accordance with IFRS.

OVERVIEWS

Ceres Global Ag Corp.

Ceres is a company that is in two areas of business:

1.	Grain Storage, Handling and Merchandising – represented by Riverland Ag, a collection of North American commercial grain storage and handling assets; and

2.	Commodity Logistics – represented by the proposed Northgate commodities logistics centre in Northgate, Saskatchewan, and 25% interest in Stewart Southern Railway Inc. (the “SSR”).

Riverland Ag

Riverland Ag is engaged in grain storage, procurement, merchandizing and “process-ready” cleaning of specialty grains such as oats, barley, rye, and durum wheat through nine grain storage and handling facilities in Minnesota, New York, and Ontario, with aggregate storage capacity of approximately 46.6 million bushels. Riverland Ag also manages two facilities in Wyoming on behalf of their owner Briess Industries. Four of the grain storage facilities are located at deep-water ports in the Great Lakes and one on the Minnesota River which is tributary to the Mississippi River, allowing access for vessels and barges, and enabling the efficient import and export of grains globally.  All seven Minnesota facilities are “regular” for delivery for both spring wheat against Minneapolis Grain Exchange futures contract and oats against the Chicago Board of Trade futures contracts. This allows Riverland Ag to earn carrying charges against grain stored for delivery to the exchanges by matching deliverable cash inventories with futures contracts. This delivery mechanism helps to mitigate risk for Riverland Ag and it is an important component of its credit facilities, as it provides Riverland Ag with the option of delivering grain against futures contracts enhancing overall liquidity.

The majority of Riverland Ag’s current storage space is utilized to benefit from grain trading, arbitrage and merchandising opportunities. Management determines which of Riverland Ag’s facilities is to be employed for the storage or throughput of a particular grain shipment based on the source of the grain shipment, the elevator location relative to the end customer(s), the cost of logistics to transport the grain, and the availability of space in the intended elevator. In addition, Riverland Ag stores and handles grain for third-party customers.

To enhance profitability, Management expects to optimize grain elevator capacity and will likely pursue strategic partnerships and longer-term storage agreements with key grain customers.  With the NCLC project, Riverland Ag expects to: (i) gain access to key origination markets in Saskatchewan and Manitoba; (ii) attract additional downstream customers; and (iii) improve profit margins.

With the deregulation and privatization of the Canadian Wheat Board, management expects this to strengthen Riverland Ag’s merchandising position in the spring wheat market. NCLC is strategically located to facilitate the southbound grain movement and as such can enhance Riverland Ag’s potential profitability.

The Northgate Commodities Logistics Centre in Saskatchewan

Ceres owns approximately 1,300 acres of land at Northgate, Saskatchewan, and Northgate, North Dakota, where it is constructing a new commodities logistics centre designed to utilize high-efficiency rail loops, capable of handling unit trains of up to 120 railcars.  The NCLC is a proposed $94.7 million grain, oil, NGL transload terminal and is connected to the Burlington Northern Santa Fe Railway (the “BNSF”). The Corporation is currently constructing a grain handling and shipping facilities that will benefit from the NCLC’s strategic geographic location and position Ceres to maximize the value of the Riverland Ag assets. The Corporation is exploring the development of an oil and natural gas transload facility. Additionally, there is ample land and track capacity for a potential supply handling facility, which would offer unloading and logistic support for supplies used in the area’s oil production. The Corporation is currently in the feasibility and planning stage of the supply handling facility initiative.

In order to take advantage of the current rail logistics bottleneck, Ceres completed construction on a temporary grain transloading facility in mid-October 2014. The temporary transloader has been tested, and the first railcars have been loaded for outbound shipment. Subsequent to the testing phase, it is expected that railcar service from the BNSF will be two or three times a week. In addition, during the quarter ending September 30, 2014, Ceres entered into a contract with a construction firm to build a permanent, high speed elevator, with 2.2 million bushel storage capacity that will be capable of loading a 120-car shuttle train within 15 hours. This elevator is expected to be operational in October 2015 and completed in March 2016.

As at September 30, 2014, Ceres has capitalized costs totaling $30.6 million (March 31, 2014: $14.8 million) for the NCLC project, including land acquisition costs, environmental costs, mass grading and site preparation, and rail track costs.  Ceres proposes to finance the remaining NCLC site development and construction costs with a combination of equity financing, debt and cash flow from operations. (Refer to the “Rights Offering” within the “Equity Financing” section below.)

RESULTS OF OPERATIONS FOR THE THREE AND SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2014

The following is a summary of the financial results for the fiscal quarter ended September 30, 2014, for Ceres on a consolidated basis. Figures for 2013 are for the quarter ended September 30, 2013, as applicable:

•	Revenues of $17.1 million (2013: $74.4 million); the reduction in revenues compared to 2013 is primarily due to lower grain prices and inventory quantities;
•	Gross profit of $5.3 million (2013: $2.6 million);
•	Income from operations of $2.4 million (2013: loss from operations of $8.9 million);
•	EBITDA was $3.2 million for the quarter (2013: loss of $10.2 million);
•	Net income of $1.9 million (2013: net loss of $11.7 million);
•	Basic and fully diluted consolidated earnings per share was $0.13 (2013: loss $0.82 per share);

The following is a summary of the financial results for the six-months ended September 30, 2014, for Ceres on a consolidated basis. Figures for 2013 are for the six-month period ended September 30, 2013, as applicable:

•	Revenues of $68.6 million (2013: $144.1 million); the reduction in revenues compared to 2013 is primarily due to lower grain prices and inventory quantities;
•	Gross profit of $6.5 million (2013: $0.6 million);
•	Income from operations of $0.2 million (2013: loss from operations of $13.9 million);
•	EBITDA was $1.4 million (2013: loss of $14.3 million);
•	Net loss of $0.2 million (2013: net loss of $17.5 million);

Revenues and Gross Profit

Through Riverland Ag, Ceres is principally involved in an agricultural commodity-based business, in which changes in selling prices generally move in relation to changes in purchase prices. Therefore, increases or decreases in prices of the agricultural commodities that the business deals in will have a relatively equal impact on sales and cost of sales and a minimal impact on gross profit. Accordingly, management believes it is more important to focus on changes in gross profit than it is to focus on changes in revenue dollars.

For the six-month period ended September 30, 2014, revenues totalled $68.6 million (2013: $144.1 million) and gross profit was $6.5 million (2013: $0.6 million). For the six-month period ended September 30, 2014, gross profit percentage was 9.5% (2013: 0.4%).

For the quarter ended September 30, 2014, revenues totalled $17.1 million (2013: $74.4 million) while gross profit was $5.3 million (quarter ended September 30, 2013: $2.6 million). For the quarter ended September 30, 2014, gross profit percentage was 31.1% (quarter ended September 30, 2013: 3.5%).

The table below represents a summary of the components of gross profit for the quarters and six-month periods ended September 30, 2014 and 2013:

	3 months		6 months
(in millions)	2014	2013	2014	2013
Net trading margin	$7.9	$5.8	$10.7	$6.7
Storage and rental income	1.6	1.4	3.6	2.5
Operating expenses included in Cost of sales	(3.4)	(3.9)	(6.5)	(7.2)
Depreciation expense included in Cost of sales	(0.8)	(0.7)	(1.3)	(1.4)
Gross profit	$5.3	$2.6	$6.5	$0.6

The increase in gross profit of $5.9 million for the six-month period ended September 30, 2014 compared to the six-month period ended September 30, 2013 is due to the four following factors:

•
An increase in net trading margin – representing both realized and unrealized gains recognized on the appreciation of basis and flat price trading positions – is attributable to an increase in demand for the commodities that the Corporation merchandises in relation to the supply of premium quality in the marketplace.

•
An increase in storage and rental income earned at its elevator facilities for storing and handling third-party customers’ grain, which increased by $0.8 million. This increase was due to additional third-party storage agreements and bushels in-store throughout the first six-month period of the fiscal year compared to the same period in 2013. In addition, storage income earned on outstanding bushels that were delivered against futures contracts increased $0.3 million in the first six-month of the current fiscal year compared to the same period ending September 30, 2013.

•
A reduction in elevator facility operating expenses of $0.7 million for the six-month period ended September 30, 2014 compared to the same period ended September 30, 2013 is due to two events that generated operating cost savings:

(i)	the sale of the Corporation’s Manitowoc, Wisconsin, facility in the current fiscal year, and

(ii)	the sale of the Corporation’s Wahpeton, North Dakota, facility in the prior fiscal year.

Both of these facilities were owned and fully operating during the six-month period ended September 30, 2013. Furthermore, of the nine currently owned facilities, total operating expenses are $0.1 million lower through the first six-months in 2014 compared to the same six-months in 2013.

•
A reduction of $0.1 million in depreciation expense on the Company’s elevators, property, plant and equipment occurred due to the current year sale of the Manitowoc, Wisconsin, facility for the six-month period ended September 30, 2014 compared to the same period in 2013.

The increase in gross profit of $2.7 million for the quarter ended September 30, 2014 compared to the quarter ended September 30, 2013 is due to the following three factors:

•
An increase net trading margin of $2.1 million, which is driven by an increase in demand for the commodities that the Corporation merchandises in relation to the supply of premium quality in the marketplace.

•
An increase in storage and rental income earned at its elevators facilities for storing and handling third-party customers’ grain, which increased $0.2 million and is attributable to an increase in the number of third-party storage agreements during the current year quarter compared to the same quarter ended September 30, 2013.

•
A reduction in operating expenses of $0.5 million at the elevator facilities due to the sale of the Manitowoc, Wisconsin, facility, which was sold in the first quarter of the current year, but was owned and operated during the quarter ended September 30, 2013.

Furthermore, due to the nature of the business, the quantity of bushels handled at the Corporation’s facilities can have an effect on operating expenses, net trading margins and storage and rental income.

The table below presents the total number of bushels handled at the Corporation’s elevator facilities for the company-owned grains and for grain handled for third-party storage tenants for the quarters and six-month periods ended September 30, 2014 and 2013:

	3 months		6 months
(Bushels in millions)	2014	2013	2014	2013
Company-owned bushels handled	4.17	10.63	8.19	18.47
Third-party bushels handled	5.18	2.29	12.74	3.97
Total bushels handled	9.35	12.92	20.93	22.44

The following table represents the net trading margins per bushel relative to company-owned bushels handled; storage and rental income per bushel of third-party owned inventory handled; along with the operating and depreciation expenses per bushel for all bushels handled for the quarter and six-month periods ended September 30, 2014 and 2013.

	3 months		6 months
(Dollars per bushel handled)	2014	2013	2014	2013
Net trading margin	$1.89	$0.55	$1.31	$0.36
Storage and rental income	0.31	0.61	0.28	0.63
Operating and depreciation expense	(0.45)	(0.36)	(0.37)	(0.38)

The change in the dollars per bushel handled figures for the six-month periods and quarters ended September 30, 2014 compared to 2013 is due to the following:

•
An increase in net trading margin of $1.34 and $0.95 per bushel handled for the quarter and six-month period ended September 30, 2014 compared to 2013, respectively, is reflective of the increase in realized and unrealized gains recognized on the appreciation of basis and flat price trading position. This was driven by an increase in demand for the commodities that the Corporation merchandises in relation to the supply of premium quality in the marketplace.

•
While storage and rental income increased $0.2 million and $1.1 million for the quarter and six-month period ended September 30, 2014 compared to 2013, respectively, the storage and rental income dollars per bushel handled decreased $0.30 and $0.35 for the respective periods. The decline on a per bushel basis over both periods is due to new storage agreements being in place in the quarter and six-month period ended September 30, 2014 compared to 2013. Storage agreements consist of a storage rate per bushel and a per bushel handling fee, with the handling fee rate being less than the storage rate. Therefore, since the Company handled more third-party bushels in the six-month period and quarter ended September 30, 2014 compared to 2013, the storage and rental income per bushel handled is lower.

•
The operating and depreciation expense per bushel handled increased $0.09 and decreased $0.01 for the quarter and six-month period ended September 30, 2014 compared to 2013, respectively, due to the following:

(i)
The increase in per bushel handled operating and depreciation expense for the quarter-ended September 30, 2014 is due to a 28% decline in bushels handled compared to only a 9% decrease in operating and depreciation expenses for the quarter compared to the same quarter ended September 30, 2013.

(ii)	The slight decline in per bushel handled operating and depreciation expense for the six-month periods ended September 30, 2014 compared to 2013 is due to a 9% reduction in operating expenses and depreciation while bushels handled decreased 7%.

General and Administrative Expenses

For the six-month period ended September 30, 2014, general and administrative expenses totalled $6.3 million (2013: $14.4 million), representing a decrease of $8.1 million compared to the same period last year.

For the quarter ended September 30, 2014, general and administrative expenses totalled $2.9 million (2013: $11.5 million), representing a decrease of $8.6 million compared to the same period last year.

The reduction for the six-month period and quarter ended September 30, 2014 compared to 2013 is most significantly attributable to the following expenses being recognized in the six-month period and quarter ended September 30, 2013 that were not incurred in the current fiscal year:

•	A provision for $5.0 million for the management transition payment that was made on October 1, 2013 to Front Street Capital;

•	A provision of $1.4 million for contingent additional payments to Front Street Capital;

•	HST of $0.8 million on these provisions for payments to Front Street Capital; and

•	Expenses of $0.8 million related to the Special Committee of the Board of Directors and the expenses associated with the negotiation of the early termination of the management agreement.

Finance (Loss) Income

Finance (loss) income for the quarter and six-month period ended September 30, 2014 and 2013 is summarized as follows:

	3 months		6 months
(in thousands of C$)	2014	2013	2014	2013
Interest and other revenues	$18	$-	$18	$-
Realized gain on sales of property, plant and equipment	-	176	-	177
Realized and unrealized gain (loss) on currency-hedging	328	-	328	(469)
Realized and unrealized (loss) gain on foreign exchange	(348)	(17)	(493)	21
Unrealized increase in fair value of investments	-	(2,022)	-	(1,401)
	-
	$(2)	$(1,863)	$(147)	$(1,672)

Finance loss for the six-month period ended September 30, 2014 is attributable to realized and unrealized losses on foreign currency exchange that was partially offset by gains on foreign currency hedging and other interest and finance revenues. The realized and unrealized losses on foreign currency exchange recognized in the quarter ending September 30, 2014, were offset by realized and unrealized gains on currency hedging, coupled with interest income and other finance revenues.

The decrease in the finance loss for the six-month period and quarter ended September 30, 2014 compared to the same six-month period and quarter ended 2013, is due to unrealized losses in the value of the portfolio investments for the quarter ended September 30, 2013, which was attributable to decreases of $1.2 million in the value in our investments in two public companies, and a write-down of $0.8 million recognized in the quarter ended September 30, 2013 in the fair value of Ocean Harvest Technology (Canada) Inc. (a private company).

Finance Expenses

For the six-month period ended September 30, 2014, finance expenses included interest on short-term debt plus amortization of related financing transaction costs, which totaled $1.2 million compared to $2.3 million for the six-month period ended September 30, 2013. For the quarter ended September 30, 2014, finance expenses totaled $0.5 million compared to $0.9 million for the quarter ended September 30, 2013.

The decrease in finance expenses for the six-month period ended September 30, 2014 compared to the six-month period ended September 30, 2013 is reflective of the reduced short-term borrowing, which was driven by (a) lower quantities of grain inventories owned, (b) a reduction in the overall grain prices and (c) a reduction in the annual interest rate of over 90 basis points on short-term borrowings.

The decrease in finance expenses for the quarter ended September 30, 2014 compared to the quarter ended September 30, 2013 is also reflective of reduced short-term borrowing, but the reduction in short-term borrowing over this period is due to (a) a reduction in overall grain prices and (b) a reduction in the annual interest rate of over 90 basis points on short-term borrowings.

Income taxes

For the six-month period ended September 30, 2014 the Corporation incurred income tax expense totaling $0.3 million (2013: recovery of $0.2 million). For the quarter ended September 30, 2013, the Corporation incurred $0.2 million in income tax expense (2013: recovery of $0.2 million). The Corporation has a full valuation allowance against its deferred tax assets, which are predominantly composed of net operating loss carryforwards. Income tax expense incurred for the quarter and six-month periods ended September 30, 2014 are composed of deferred tax expense on the Corporation’s investment in associates, and alternative minimum tax incurred from operations in the United States. The Corporation does not anticipate having to make significant cash payments for income taxes as a result of its current tax position.

EBITDA

The following tables are a reconciliation of EBITDA for Ceres on a consolidated basis quarter and six-month periods ended September 30, 2014 and 2013:

EBITDA (in thousands of dollars)
Periods ended September 30, 2014		3 months, 2014	6 months, 2014
Net (loss) income for the period		$1,912.8	$(192.8)
Add (deduct):	finance expenses	523.5	1,169.1
	income taxes expense	169.0	286.1
	share of net (income) loss in associates	(201.6)	(1,248.7)
	depreciation on property, plant and equipment	774.3	1,346.2
		$3,178.0	$1,359.9

EBITDA (in thousands of dollars)
Periods ended September 30, 2013		3 months, 2013	6 months, 2013
Net (loss) income for the period		$(11,687.8)	$(17,527.9)
Add (deduct):	finance expenses	934.0	2,324.0
	gain on sale of property, plant and equipment	(176.8)	(176.8)
	income taxes recovery	(234.2)	(204.1)
	share of net (income) loss in associates	224.1	(139.1)
	depreciation on property, plant and equipment	733.2	1,466.2
		$(10,207.5)	$(14,257.7)

SUMMARY OF SELECTED QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected financial information for each of the last eight (8) fiscal quarters ended September 30, 2014:

	3 months	3 months	3 months	3 months	3 months	3 months	3 months	3 months
Reporting dates	2014-09-30	2014-06-30	2014-03-31	2013-12-31	2013-09-30	2013-06-30	2013-03-31	2012-12-31
(in millions except per share)	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013

Revenues	$17.1	$51.5	$33.5	$54.8	$74.4	$69.7	$60.4	$84.6
Gross profit (loss)	$5.3	$1.2	$3.7	$0.1	$2.6	$(2.1)	$2.0	$(2.4)
Income (loss) from operations	$2.4	$(2.2)	$2.4	$(1.3)	$(8.9)	$(5.0)	$(1.0)	$(5.0)
Net income (loss)	$1.9	$(2.1)	$0.4	$(2.1)	$(11.7)	$(5.8)	$0.8	$(7.1)
Weighted-average number of common shares for the quarter	14.2	14.2	14.2	14.2	14.3	14.3	14.3	14.3
Basic and fully diluted earnings (loss) per share	$0.13	$(0.15)	$0.03	$(0.15)	$(0.82)	$(0.41)	$0.06	$(0.50)
EBITDA, consolidated	$3.2	$(1.8)	$3.1	$(1.6)	$(10.2)	$(4.1)	$(2.5)	$(5.3)
EBITDA per share, consolidated	$0.23	$(0.13)	$0.22	$(0.12)	$(0.71)	$(0.28)	$(0.17)	$(0.37)
Cash and portfolio investments, net of shorts and options, as	$13.7	$26.4	$12.9	$7.3	$15.9	$24.1	$26.9	$29.8
Shareholders' equity, as at	$135.0	$128.1	$134.1	$129.3	$128.0	$142.8	$144.9	$141.8
Shareholders' equity per common share, as at reporting date	$9.50	$9.01	$9.44	$9.10	$9.00	$9.96	$10.11	$9.89

The following comments relate to certain variances reported in selected line items above:

Revenues: The Corporation’s revenue is currently generated by its 100% owned subsidiary, Riverland Ag. Revenues are predominantly composed of the sale of grain, storage and rental income, and other operating income that is earned. Since a predominant portion of revenue is composed of the sale of grain, as a commercial commodities merchandizing business, revenues can vary from quarter-to-quarter due to fluctuations of agricultural commodity prices. The Corporation has the flexibility to be opportunistic in its decisions to buy, sell or hold inventory based on market conditions such as grain supply, demand and grain values.

Gross profit (loss) & Income (loss) from operations:  Riverland Ag is principally involved in an agricultural commodity-based business, in which changes in selling prices generally move in relation to changes in purchase prices. Therefore, increases or decreases in prices of the agricultural commodities are expected to have a relatively equal impact on sales and cost of sales, and accordingly a minimal impact on gross profit.  Therefore, management believes it is more important to focus on changes in gross profit rather than changes in revenue dollars.  Gross profit may vary from quarter to quarter depending on gains from trading, carrying income and basis income against changing inventory levels.

BUSINESS REVIEW – The Stewart Southern Railway Inc.

Ceres has a 25% investment in the SSR, which is a short-line railway operating in southeastern Saskatchewan. The SSR continued its movement of oil and transported an average of approximately 22,000 barrels of oil per day for the quarter ended September 30, 2014 (quarter ended September 30, 2013: 24,000 barrels per day).  The reduction in oil traffic is due to lower oil supply for transportation during the month of August 2014. However, during the month of September 2014, the oil supply shipments increased back to the consistent level of 1,100 railcars per month.  In addition, during the quarter ended September 30, 2014, SSR shipped approximately 360 grain railcars compared to 320 in the previous quarter ended June 30, 2013 (quarter ended March 31, 2014: 265 grain cars). The increase in the car volume for grain shipment is a result of better servicing by Canadian Pacific and Canadian National. Management expects that railcar volume for grain will to continue to increase in the upcoming quarters.

For the quarter ended September 30, 2014, Ceres’ share of SSR’s net income was $0.1 million (2013: $0.1 million), showing consistent profitability in the operations of the SSR.  In addition, during the 12-month period ended March 31, 2014, SSR repaid all its shareholder loans and declared its first dividend.  Ceres’ share of that first dividend was $125,000 and subsequently, during the first quarter ended June 30, 2014, Ceres received a second dividend from the SSR of $187,500. Ceres’ original investment in the SSR in December 2010 was $1.7 million for its 25 % interest.

With the benefit of its location in Saskatchewan, and in particular in and around the oil exploration activity at Stoughton, management believes that the SSR is well-positioned to take advantage of significant growth opportunities in agriculture, energy production and energy exploration inputs.

FINANCIAL POSITION AS AT SEPTEMBER 30, 2014

Cash on hand

As at September 30, 2014, cash on hand, was $13.7 million (March 31, 2014: $12.0 million).  The increase in cash on hand of $1.7 million is due predominantly to the cash proceeds received on the term loan less capital expenditures to date. (Refer to the “Credit Facility” discussion within the “Equity Financing” section below.)

Other assets and liabilities

As at September 30, 2014, the consolidated balance sheet reflects changes in the assets and liabilities of the Corporation since March 31, 2014. During the six-month period ended September 30, 2014, total assets increased by approximately $32.5 million, caused primarily by the following increases (decreases), in millions of dollars:

Cash and portfolio investments	$1.7
Due from Brokers & Derivatives	$3.2
Trade accounts receivables	$(2.1)
Inventories	$17.7
Assets held for sale	$(18.2)
Prepaid expenses and sundry assets	$2.0
Investments in associates	$1.1
Investment property	$(14.8)
Property, plant and equipment	$42.7

The decrease in trade accounts receivable is reflective of the decrease in revenues during the six-month period ended September 30, 2014, compared to the quarter ended March 31, 2014. The increase in inventories reflects the increase in bushels owned compared to March 31, 2014. The decrease in the assets held for sale reflects the sale of the Manitowoc facility and the reclassification of the Savage facility to property, plant and equipment. The decrease in investment property reflects the reclassification of capitalized costs relating to NCLC to property, plant and equipment. Consequently, the increase in property, plant and equipment compared to March 31, 2014 is due to the three following factors:

(i)	the reclassification of its Savage, Minnesota, facility from assets held for sale;

(ii)	the reclassification of capitalized costs relating to NCLC from investment property;

(iii)	acquisitions of property, plant and equipment during the six-month period ending September 30, 2014.

The additions of these three factors were partially offset by depreciation expense totalling $1.3 million for the six-month period ended September 30, 2014.

During the six-month period ended September 30, 2014, total liabilities increased by $31.6 million (32.2%) from March 31, 2014.  The increase in liabilities is due primarily to:

(i)	the addition of Ceres’ new term loan facility of C$22.3 million (US$20 million);

(ii)	an increase in trade accounts payable and other liabilities of $14.6 million, which is most significantly composed of unsettled grain purchases at September 30, 2014.

(iii)	the increase in Riverland Ag’s credit facility compared to March 31, 2014, which is attributable to increased ownership in inventory quantities at September 30, 2014.

As part of the Ceres’ strategy to manage its risks and minimize its exposure to assets denominated in foreign currencies, Ceres has, in the recent past, entered into foreign currency derivative contracts to mitigate foreign currency risk. As at September 30, 2014, Ceres hedged a portion of its U.S. dollar exposure relating to the US$20 million term loan described in the “Credit Facilities” section below. Management will continue to assess its foreign exchange exposure and may enter into foreign exchange derivatives in the future.

Effects of changes in the rate of foreign exchange

During the quarter then ended, the Canadian dollar weakened against the United States dollar (“US$”) by 4.6% (quarter ended September 30, 2013: C$ strengthened against the US$ by 2.0%).  This change is the primary cause of the gain on translation of foreign currency accounts of foreign operations in the amount of $5.0 million (quarter ended September 30, 2013: loss on translation of $2.2 million) reported as other comprehensive gain (loss) in the interim condensed consolidated Statements of Comprehensive Income (Loss) for the quarter ended September 30, 2014.

Riverland Ag’s reporting and functional currency is the US$. Riverland Ag has no assets or liabilities denominated in currencies other than US$. Therefore, it is not directly exposed to currency risk in its normal operations. Currency risk related to the accounts of Riverland Ag relates primarily to the translation of its US$ accounts into C$ for the purposes of Ceres’ consolidated financial reporting. Adjustments related to the translation of Riverland Ag’s US$ assets and liabilities are included as other comprehensive gain (loss) and have no effect on the determination of Ceres consolidated net income or loss for an interim or annual reporting period.

Management monitors changes in foreign exchange rates on an ongoing basis and considers appropriate strategies and actions related to the assets and accounts of Riverland Ag and to Ceres’ direct exposure to changes in the US$, as and when the need arises.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2014, Ceres had $13.7 million (March 31, 2014: $12.0 million) of cash available and approximately $0.8 million (March 31, 2014: $0.8 million) invested in a minority position in a private company. Ceres continues to monitor market opportunities and plans to complete the process of liquidating this remaining non-core portfolio investment.

The Corporation’s cash requirements include operating costs at the corporate level, funding the growth of Riverland Ag and the build out of NCLC. Cash and portfolio investments, as well as cash flows generated by Riverland Ag’s operations and the divestiture of Riverland Ag’s non-core assets are available to support the continued growth of Riverland Ag and development of NCLC.

On May 23, 2014, the Corporation, through Riverland Ag, closed the sale of the Manitowoc, Wisconsin, grain storage facility. The gross proceeds from the sale were US$6.2 million (C$6.8 million). Pursuant to the purchase and sales agreement, Riverland Ag is leasing back from the purchaser one million bushels of storage capacity at the Manitowoc grain facility for a three-year term.

Working Capital

Ceres defines working capital as its current assets (excluding assets held for sale) less current liabilities. At September 30, 2014, the Corporation’s working capital was $35.9 million (March 31, 2014: $45.5 million), and represents a decrease of $9.6 million during the quarter ended September 30, 2014.

The following table presents increases and decreases in working capital:

(in millions of CAD)	Increase (decrease)
Cash	$1.7
Due from Brokers and net derivative assets	(1.3)
Accounts receivable, trade	(2.1)
Inventories	17.7
Other current assets, excluding assets held for sale	1.2
Bank indebtedness and repurchase obligations	9.9
Term loan	(22.3)
Other current liabilities	(14.4)
$(9.6)

In summary, the primary factor that affected the changes in working capital from March 31, 2014 was using proceeds from the Corporation’s term debt to acquire $12.5 million in property, plant and equipment.

In addition, changes in the C$-to-US$ exchange rate may affect working capital. For the quarter ended September 30, 2014, translation of Riverland Ag’s US$ working capital accounts resulted in a gain of $1.2 million, which was recorded within gain on translation of foreign currency of foreign operations in the Consolidated Statement of Comprehensive Income. (Quarter ended September 30, 2013: caused a gain on translation of Riverland Ag’s US$ working capital accounts of $4.7 million).

Credit Facilities

During the quarter ended June 30, 2014, Ceres closed on a US$20 million (C$21.3 million) senior secured term term loan facility (the “Term Loan”) to finance the development and early stage construction of the NCLC. The Term Loan is for an initial term of 6 months maturing on December 29, 2014, with an ability to extend for a further 6 months at the request of Ceres, and subject to the approval of the lender.  For the first 6 months, the Term Loan bears interest at an annual rate of 7.25%.  If the Term Loan were to be extended for the additional six months, the annual interest rate would increase to 11.0% on the drawn portion of the facility amount. The Term Loan is secured by: (i) a first priority security interest in all personal property of Ceres and its guarantors; and (ii) pledge of equity interests held by Ceres in Ceres Canada Holding Corp., Stewart Southern Railway Inc., and each guarantor.

Ceres paid an arrangement fee of 2.0% for the Term Loan, plus legal fees and other related borrowing costs.

As at September 30, 2014, Riverland Ag had the following short-term credit facility:

On March 28, 2014, Riverland Ag entered into a syndicated uncommitted US$120 million, 364-day revolving credit agreement, bearing interest at overnight LIBOR plus 2.875% with interest calculated and paid monthly. Amounts under the credit agreement that remain undrawn are not subject to a commitment fee. The credit agreement is subject to borrowing base limitations.  The credit facility is secured by predominantly all assets of Riverland Ag, including cash and Riverland Ag’s Duluth Storage facility but excluding other property, plant and equipment. Obligations under this facility are guaranteed by Ceres Canada Holding Corp., Ceres U.S. Holding Corp., and Riverland Canada. As at September 30, 2014, the balance payable by Riverland Ag on this uncommitted revolving credit line (excluding the effect of unamortized financing costs) was US$70 million (C$78.1 million) (March 31, 2014: US$65 million (C$71.9 million)).

Prior to March 28, 2014, Riverland Ag had a syndicated committed facility of up to US$180 million, under a two-year revolving credit agreement, which was also subject to borrowing base limitations and secured by predominantly all assets of Riverland Ag, including cash but excluding property, plant and equipment.  This facility was renewed on July 31, 2012 for an additional two years.  Commencing on that date, interest was calculated at LIBOR plus 3.75%, calculated and paid monthly and certain covenants were modified.

As at September 30, 2014 and March 31, 2014, Riverland Ag was in compliance with all debt covenants concerning its short-term credit facilities.

On October 8, 2014, the Corporation signed a term sheet indicative of a senior secured term loan that management expects to obtain to replace the current US$20 million bridge loan. The term sheet is for a five-year term loan for principal in the amount of US$25 million at 5.25 percent plus 30-day LIBOR.

Equity Financing

As discussed in the following paragraphs, except for additional warrants issued by Ceres on the acquisition of Riverland Ag, the 2013-2014 NCIB (as defined below) and the Deferred Share Units (as defined below), there has been no change in the authorized capital of Ceres since March 31, 2008.

On September 11, 2013 all 150,000 common share purchase warrants issued, as part of the consideration paid for the acquisition of Riverland Ag, expired.  On the expiration of these warrants, Ceres allocated the aggregate stated capital value of the warrants of $0.2 million to contributed surplus.

During the three-month periods ended September 30, 2014 and 2013, and during the year ended March 31, 2014, no stock options were granted.  As at September 30, 2014 and March 31, 2014, no stock options were outstanding.

During the quarter ended September 30, 2014, Ceres did not purchase any Shares under any Normal Course Issuer Bid.

On July 9, 2013, Ceres announced a normal course issuer bid (the “2013-2014 NCIB”) commencing on July 11, 2013, the purpose of which was to provide Ceres with a mechanism to decrease the potential spread between the net asset value per Share and the market price of the Shares. The 2013-2014 NCIB has concluded on July 10, 2014.

For the period from July 11, 2013 to October 15, 2013, Ceres purchased 126,020 Shares under the 2013-2014 NCIB for aggregate cash consideration of $1.0 million. The stated capital value of these repurchased Shares was $1.2 million. The excess of the stated capital value of the repurchased Shares over the cost thereof, being $0.2 million was allocated to Retained Earnings in the year ended March 31, 2014.  The Corporation made no purchases under the 2013-2014 NCIB after October 15, 2013.

Effective January 1, 2014, Ceres has a directors’ Deferred Share Unit Plan, whereby deferred share units (“DSU”) are issued to eligible directors, in lieu of cash, for a portion of the directors’ fees otherwise payable to directors of Ceres.  The fair market value of the DSUs on the date such units are calculated and issued represents the volume-weighted average trading price of Ceres’ common shares for the five trading days immediately preceding the date of issuance of the DSUs.  Each DSU entitles the director to receive payment after the end of the director’s term in the form of common shares of the Corporation.  Under the DSU Plan, the aggregate number of common shares issuable by Ceres is limited to 450,000 common shares.  Certain insider restrictions and annual dollar limits per eligible director exist.  Dividends, if any, otherwise payable on the common shares represented by the DSUs are converted into additional DSUs based on the fair market value as of the date on which any such dividends would be paid.  The DSU Plan also provides for the Board to award additional DSUs (referred to in the plan agreement as “Matching DSUs”) to an eligible director who has elected to receive DSUs pertaining to his/her “Annual Cash Remuneration” amount (as defined by the DSU Plan).  The Corporation intends to settle all

DSUs with shares through the issuance of treasury shares.  As at September 30, 2014, the number of DSUs issued and outstanding was 27,442.25 units having a weighted fair value per unit of $6.84, for a total recognized value of $0.19 million (March 31, 2014 - DSUs issued and outstanding were 8,912.73 units having a weighted fair value per unit of $7.01, for a total recognized value of $0.06 million).

Rights Offering

On October 21, 2014, the Corporation filed a final short form prospectus in Canada and a registration statement in the United States relating to a fully backstopped rights offering (the “Offering”) in Canada and the United States. Under the proposed terms of the Offering, each registered shareholder of the Corporation’s common shares as of the close of business on October 30, 2014 (the “Record Date”) will be issued one right (a “Right”) for each common share held. For every 1.1063 Rights held, Shareholders will be entitled to purchase one Common Share at a subscription price of $5.84 during the subscription period from November 7, 2014 to November 28, 2014 (the “Expiry Time”). Rights not exercised prior to the Expiry Time will be void and without value. Ceres expects to raise gross proceeds of $75 million to further construct and develop its Northgate Commodities Logistics Centre project.

The Corporation has entered into a Standby Purchase Agreement with VN Capital Fund C, LP (“VN Capital”), a limited partnership managed by VN Capital Management, LLC; Whitebox Multi-Strategy Partners, L.P. and Whitebox Credit Arbitrage Partners, L.P. (together, “Whitebox”), limited partnerships managed by Whitebox Advisors, LLC; and Highbridge International LLC and Highbridge Tactical Credit & Convertibles Master Fund, L.P. (together, “Highbridge”, and together with VN Capital and Whitebox, the “Standby Purchasers”), a company and a limited partnership advised by Highbridge Capital Management LLC, under which the Standby Purchasers have agreed, severally and not jointly and severally, subject to certain terms and conditions, to:

(i)	exercise their respective Basic Subscription Privileges in full and thereby purchase, by themselves or through their respective affiliates, an aggregate of 4,785,635 Common Shares; and

(ii)
purchase, by themselves or through their respective affiliates, at the Subscription Price, an aggregate of 8,056,830 Common Shares offered pursuant to the Offering that are not otherwise purchased pursuant to the Offering (the “Standby Shares”), all for investment only and not with a view to resale or distribution. The Standby Purchasers have thereby committed to purchase an aggregate of 12,842,465 Common Shares and Standby Shares, representing total gross proceeds to the Corporation of $75,000,000. This prospectus qualifies the distribution of the Standby Shares in each province and territory of Canada.

The net proceeds to be received by the Corporation from the Offering are estimated to be approximately $73.4 million after deducting estimated expenses of the Offering of approximately $1.6 million. The Corporation intends to apply the net proceeds of the Offering in the following order:

(Dollars in millions)
Description	Amount	Timing
Rail Tracks and Site Preparation	$8.9	Completed October 2014
Grain Transload Facility	2.4	Completed October 2014
Grain Elevator	40.0	Finalize design and begin construction, with target Phase 1 completion by October 2015 and Phase 2 completion by March 2016.
Oil & Gas Transload Facility	5.0	Complete feasibility study and initiate design proposals and construction, with preliminary target completion by October 2016.
Other NCLC projects and general corporate expenses	17.1	Complete feasibility study and initiate design proposals and construction, with preliminary target completion by October 2016.
Total Use of Net Proceeds	$73.4

Summary of contractual maturities of financial liabilities

As at September 30, 2014, the consolidated contractual maturities of all financial liabilities:

(in millions of dollars)	Carrying amount	Contractual cash flows	1 year	2 years	3 to 5 years	More than 5 years

Bank indebtedness	$77.8	$78.1	$78.1	$-	$-	$-
Term loan	$22.3	$22.3	$22.3	-	-	-
Accounts payable and accrued liabilities	$22.1	$22.1	$22.1	-	-	-
Derivatives	$6.3	$6.3	$6.3	-	-	-
Provision for future payments to Front Street Capital	$0.9	$0.9	$0.9	-	-	-
	$129.4	$129.7	$129.7	$-	$-	$-

In addition to the above, during the current quarter ended September 30, 2014, the Corporation entered into a contract with a Canadian contractor to design and build an inland grain terminal at the NCLC. The design and build process commenced in early September 2014, and the substantial completion of the project is expected to be in March 2016. The total contract price is $39,955,000.

Future expected operational cash flows and sufficient current assets are available to fund the settlement of these obligations in the normal course of business.  In addition, the following factors allow for the substantial mitigation of liquidity risk: (i) prompt settlement of amounts due from brokers; (ii) active management of trade accounts receivable; and (iii) the lack of concentration risk related thereto.  The Corporation’s cash flow management activities and the continued likelihood of its operations further minimize liquidity risk.

MARKET OUTLOOK

Ceres is focused on expanding its commodity logistics assets and improving the effectiveness of its grain handling and storage assets.

NCLC – Commodity Logistics

As reported above, construction of the NCLC is well underway. The Corporation has received all material regulatory approvals and permits, including approvals from the Canadian and U.S. customs authorities on the border crossing to be used in connection with the NCLC. The NCLC is designed to utilize high-efficiency rail loops, capable of handling long unit trains of up to 120 railcars. A grain handling and shipping facility is expected to be the initial focus of management, followed by an oil and natural gas transload facility to facilitate exports from Western Canada’s energy sector and a potential supply handling facility that would offer unloading and logistic support for supplies used in oil and gas production.

Currently, Canadian grain and oil and gas producers in the region are primarily dependent on the two Canadian national rail carriers, Canadian Pacific (“CP”) and Canadian National Railway (“CN”), both with rail networks that have limited reach in the United States and as a result struggle to facilitate an efficient southbound movement of products into the United States. To deliver to customers in United States, Canadian producers must first ship with CP or CN, which will in turn interchange the railcars with a U.S. rail carrier (such as BNSF or Union Pacific) through interline rail connections.  The operational and administrative inefficiencies in switching carriers have created a north-south bottleneck across the border, which Management believes could be significantly alleviated if Canadian producers have a more direct access to a U.S. national rail carrier.

Geographically, the NCLC is located in a prime area to facilitate the movement of grain and oil and natural gas from Canada to the United States. The direct connection to BNSF’s 32,000-mile network presents a unique opportunity to secure Canadian-origin grain bushels for southbound movement in large consist trains. BNSF’s railcar management system includes car auctions where shippers are allowed to bid for Certificates of Transportation. These certificates represent the right to empty rail cars and have priority placement over tariff car orders. Certificates of Transportation are traded in the open market amongst shippers and grain elevators, allowing all shippers equal access to rail equipment.  This system is unique to BNSF and Union Pacific and is not available on the CP or CN systems. The NCLC is expected to provide Canadian shippers with direct access to customers in 28 American states, to numerous ports along the Pacific and Gulf coasts for shipment to overseas markets, and to Mexico, including over 45 “crude-by-rail” destinations.  Access to many other strategic interior locations in the Eastern United States and Atlantic ports are also available through BNSF’s interline rail connections with other large carriers such as CSX Corporation, providing more options to Canadian farmers and oil and gas exporters. Aside from a low grade single lane track owned by CP at Portal, North Dakota, the NCLC is the only north-south rail connection between the Red River on the North Dakota border and Sweetwater, Montana.

There are currently only two direct access points to BNSF’s network from Canada – Winnipeg and Vancouver. BNSF has recently made a significant upgrade to its rail network on the U.S. side of the border crossing at Northgate.  In February 2014, Ceres received approval from the Canadian and U.S. customs authorities on the border crossing to be used in connection with the NCLC, with rail tracks connected across the border in early May 2014.  Management expects that the construction of the remaining rail tracks will be completed by the end of October 2014. Furthermore, a customs border protection facility has been built to facilitate cross-border customs and security.

NCLC – Grain Opportunities

The NCLC is located in an important wheat and oat production region in Canada. There are approximately 450 million bushels of grain production annually (including, among other grains, wheat, canola, oats, barley, rye, flax, peas and lentils) within 100 miles of Northgate, Saskatchewan. Its location allows farmers in the surrounding regions the ability to buy freight transport on the BNSF rail network, to which no other grain elevator in Western Canada has direct access.

With the repeal of the Canadian Wheat Board Act and the commencement of the privatization of the Canadian Wheat Board on August 1, 2012, Canadian farmers are now able to directly sell their grain locally, nationally and internationally. This has encouraged greater supply-chain cooperation among farms, elevators, handlers, trucks, trains and ports. While farmers can now reap the benefit of potentially selling their harvests at higher prices, they are responsible for promoting and marketing their grains on the international market, including the United States.

Despite these new opportunities, the transition to an open market in Canada for wheat and barley has been slower than originally expected, as Canadian farmers have been unable to move grain off their farms in the quantities originally anticipated. However, Ceres management anticipates that the flow of Canadian grain will continue to increase over time and that the NCLC will benefit from this deregulation by providing more and better transportation options to Canadian farmers and grain handlers.

Management expects that the new north-south connection to BNSF through NCLC will be especially attractive to farmers in Manitoba and Saskatchewan in the current gridlock environment with Canadian rail carriers. Western Canada produced a record 76 million tonnes of grains in 2013, and nearly 60 million tonnes were trapped on the Canadian Prairies, sitting in elevators that are already full, or on farmer’s fields, awaiting empty railcars from Canadian rail carriers to ports on the West Coast or to Thunder Bay to access the St. Lawrence Seaway. This bottleneck has contributed to the delay of the movement of this year’s harvested wheat and other Canadian grains.

Management expects that NCLC’s BNSF-served elevator will give Canadian grain producers and handlers an opportunity to side-step some of these problems by providing increased access to the United States and other international markets, allowing them to turn over their inventory faster and increasing annual handling volume and revenue as a result.

The proposed grain elevator at the NCLC is expected to become a significant originator of grains from Saskatchewan and Manitoba producers.  Management expects that the NCLC elevator will contribute to and accelerate the repositioning of Riverland Ag. Management believes grain origination at the NCLC will significantly enhance the profitability of Riverland Ag by lowering grain purchasing costs, enhancing merchandising opportunities and improving existing elevator utilization.  Riverland Ag sells grain bushels to a wide range of customers, including those in the human consumption milling space, exporters and oilseed processors. Management believes that grain origination at the NCLC will catapult Riverland Ag into a better position of a value-added supplier for multiple markets and allow it to compete in a broader track trading initiative.

NCLC – Oil & Natural Gas Liquids Opportunities

Besides being in close proximity to Canada’s grain production regions, the NCLC is also positioned in the heart of a growing oil and gas industry. Regional midstream operators, gas processors and crude oil producers could potentially be customers of the NCLC to transload oil and gas products for rail shipment directly into the U.S. market.

Approximately 16,000 barrels of crude oil are produced per day in the Northgate area.  In addition to crude oil, a significant amount of natural gas is produced as a byproduct of oil production that is currently being wasted through “flaring”.  Due to environmental and safety concerns, there are regulations pending that would deter this practice, which may lead to more opportunities for Ceres to move natural gas in the region. Ceres is evaluating the feasibility of various opportunities in the oil and natural gas sectors and is planning to start with a small transload operation capable of loading 15,000 barrels of oil and 29,000 gallons of natural gas liquids per day.

Grain Handling and Storage

The movement of grain continues to be challenged by rail logistics issues. Although it is believed that rail logistics will improve into the winter months, these delays have left significant portions of last year’s harvest in the producer’s bins, which has reduced supply in the marketplace from which Riverland Ag acquires its grain. This has led to increased cash prices of grain, relative to the nearby futures price of grain, leading to realized and unrealized basis gains that have contributed positively to Riverland Ag’s gross profit. While the lack of grain movement has enhanced the value of cash grain, logistical challenges offer arbitrage opportunities to strengthen Riverland Ag’s rail freight position. Management believes these rail freight trading opportunities will continue through the fiscal year.

As previously reported for the quarter ended June 30, 2014, Riverland Ag added an international and domestic durum wheat trading platform. This diversification into durum wheat trading has added gross profit and enhanced utilization of Riverland Ag’s main elevator in Duluth, Minnesota, without any significant increases in operating expenses. The durum will originate from both the U.S. and Canada, including the grain facility at NCLC.

Use of derivatives

As described above concerning commodity risk, Riverland Ag generally uses exchange-traded futures and options contracts in managing risk. Changes to the market price of inventories of merchandisable agricultural commodities, forward cash purchase and sales contracts, and exchange-traded futures contracts are recognized in the interim condensed consolidated Statements of Comprehensive Income (Loss) as a component of cost of sales.  Unrealized gains and losses on these derivative contracts are recognized on the balance sheet and included in due from broker at and as derivative assets or derivative liabilities, as applicable, in unrealized net gains (losses) on open cash contracts.

Ceres may use certain derivative instruments to manage its exposure to fluctuations in foreign currency exchange rates on assets denominated in currencies other than C$.  For the six months ended September 30, 2014, the realized and unrealized gain on foreign currency hedging transactions was $0.3 million (2013: loss of $0.5 million).  In addition, for the quarter ended September 30, 2014, the realized and unrealized loss on foreign exchange was $0.3 million (2013: nil).

OUTSTANDING SHARE DATA

As at September 30, 2014 and the date of this MD&A, the issued and outstanding equity securities of the Corporation consisted of 14,208,208 common shares.

RELATED PARTY TRANSACTIONS

Front Street Capital 2004 and certain affiliates (collectively referred to as “Front Street Capital”) were related parties to Ceres by virtue of a management agreement, pursuant to which Front Street Capital provided certain services to Ceres (the “Management Agreement”).  The Management Agreement was terminated on November 30, 2013.

On August 23, 2013, Ceres announced it entered into a management transition agreement (the “Transition Agreement”) with Front Street Capital, which provided, among other things, for the early termination of the Management Agreement.  The Transition Agreement was approved by the shareholders at the annual and special meeting held on September 27, 2013.  Under the terms of the Transition Agreement:

•	The Management Agreement was terminated effective November 30, 2013;

•	Monthly management fee payments to Front Street Capital ceased at the end of September 2013;

•	On October 1, 2013, Ceres paid Front Street Capital $5.0 million plus HST of $0.65 million;

•
Front Street Capital will be paid an additional $1.0 million if the five-day volume-weighted average price of Ceres’ common shares on the TSX (the “5-day VWAP”) reaches $10 within five years, and a further $1.0 million if the 5-day VWAP reaches $11. These payments will become immediately payable if there occurs prior to the fifth anniversary of the date of the Transition Agreement either a change in control or a going private transaction (at a price in excess of $7.85 per share);

•
Ceres will deposit into an escrow fund 5% of any gross sale proceeds in excess of net book value and direct transaction costs from the sale of any of Ceres’ assets, to a maximum amount of $1.0 million and such escrow fund shall be paid to Front Street Capital if the 5-day VWAP does not reach $10 within five years;

Management has determined that, as at September 30, 2014, the fair value of the provision for additional payments provided for under the Transition Agreement is $0.9 million (March 31, 2014: $1.0 million), and these amounts are presented as current liabilities on the interim condensed consolidated balance sheets as at those respective dates.

As at September 30, 2014, the fair value of each additional payment was determined using the binomial options pricing model, with a remaining term to September 30, 2018, using volatility of 35% and a risk-free interest rate of 1.53% (March 31, 2014: remaining term to September 30, 2018, volatility of 35% and risk-free interest rate of 1.71%). For the quarter ended September 30, 2014, general and administrative expenses include an adjustment to reduce the fair value of the additional payments by $58,000 (2013: $1.4 million).

Management fees and incentive fees

For the quarters ended September 30, 2014 and 2013, management fees and a provision for future payments to Front Street Capital are charged to operations and are included with general and administrative expenses, as follows:

Management fees and related expenses
(in millions of CAD)	2014	2013

Management fees and related HST	$-	$0.8
Provision for management transition payment and related HST	-	$5.6
Adjustment to the provisions for future payments to Front Street Capital	(0.1)	1.6
	$(0.1)	$8.0

The amount reported in the current quarter as an adjustment to the provision for future payments to Front Street Capital represents the reduction of the estimated fair value of the provision from the provisional amount of $1.0 million estimated as at March 31, 2014 as explained above.

In addition, the Corporation has defined key management personnel as senior executive officers, as well as the members of the Board of Directors, as they collectively have the authority and responsibility for planning, directing and controlling the activities of the Corporation and its subsidiaries. The table in Footnote 16 of the Interim Condensed Consolidated Financial Statements summarizes total compensation for key management personnel for the quarter and six-month periods ended September 30, 2014.

As at September 30, 2014, one director of the Corporation, through a controlled entity, beneficially owns, directly or indirectly, or exercises control or direction over 23.1% of the outstanding Common Shares of the Corporation. Other than the one director, officers and directors of the Corporation do not beneficially own, directly or indirectly, or exercise control or direction over any Common Shares as at September 30, 2014.

SIGNIFICANT ACCOUNTING POLICIES

The preparation of Ceres’ interim condensed consolidated financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results may vary from current estimates.  Management reviews these estimates periodically and, as adjustments become necessary, they are reported in the Statement of Comprehensive Income (Loss) in the period in which they become known.

The following significant accounting policies involve the use of estimates.

Financial instruments

Trade accounts receivable are classified as loans and receivables. All other financial assets are held-for-trading and classified at fair value through profit or loss.  Current liabilities are classified as other liabilities, except Derivative liabilities and the Provision for future additional payments to Front Street Capital.  Derivative liabilities include unrealized losses on open cash contracts, which are held-for-trading and classified at fair value through profit or loss.  The Provision for future additional payments to Front Street Capital is revalued at fair value as at each reporting period-end and classified at fair value through profit or loss.  The carrying value of financial assets classified as current assets and the carrying fair value of financial liabilities classified as current liabilities approximate the fair value thereof given their short-term maturities.

Valuation of investments

Portfolio investments are held for trading, and are measured and reported at fair value.  Securities and ownership interests over which the Corporation exercises significant influence or control are accounted for using the equity-accounting model or through consolidation, as appropriate.

As at a reporting date, the fair value of financial instruments traded in active markets (primarily equity securities of public companies and related derivative instruments, if any) is based on the bid price for investments held by the Corporation, and on the asking price for investments sold short, if any. The fair value of financial instruments not traded in an active market (including but not limited to securities in private companies, warrants and restricted securities) is determined using valuation techniques. Depending on various circumstances, the Corporation may use several methods and makes assumptions based on market conditions existing at each reporting date. Valuation techniques may include, without limitation, the use of comparable recent arm’s length transactions, discounted cash flow analysis, option-pricing models and other valuation techniques commonly used by market participants.

Derivative commodity contracts

To reduce price risk caused by commodities market fluctuations, Riverland Ag generally follows a policy of using exchange-traded futures and options contracts to minimize its net position of merchandisable agricultural commodity inventories and forward cash purchase and sales contracts. Riverland Ag will also use exchange-traded futures and options contracts as components of merchandising strategies designed to enhance margins. The results of these strategies may be significantly influenced by factors such as the volatility of the relationship between the value of exchange-traded commodities futures contracts and the cash prices of the underlying commodities, and volatility of freight markets.  Derivative contracts have not been designated, and are not accounted for, as fair value hedges.  Management determines fair value based on exchange-quoted prices, and in the case of its forward purchase and sales contracts, estimated fair value is adjusted for differences in local markets.  Realized and unrealized gains and losses in the value of inventories of merchandisable agricultural commodities, forward cash purchase and sales contracts, and exchange-traded futures contracts are recognized in the condensed consolidated Statements of Comprehensive Income (Loss) as a component of cost of sales. Unrealized gains and losses on these derivative contracts are recognized in earnings and classified on the balance sheet as due from broker, derivative assets or derivative liabilities, as applicable.

Recognition of Revenues

Riverland Ag follows a policy of recognizing sales revenue at the time of delivery of the product and when all of the following have occurred: (i) a sales agreement is in place; (ii) title and risk of loss have passed; (iii) pricing is fixed or determinable, and; (iii) collection is reasonably assured. Grain storage, rental and other operating income are recorded as earned on an accrual basis. Freight costs and handling charges related to sales are presented gross in revenues and cost of sales. Other direct and indirect costs associated with inventory and storage, including payroll and benefits of elevator employees, depreciation of buildings, silos and elevators, utilities and other similar costs are classified with cost of sales.

Inventories

Inventories represent agricultural grain commodities owned by Riverland Ag, such as oats, spring wheat, durum wheat, barley, corn, and soybeans.  Inventories are stated primarily at fair value less costs to sell.  Certain other inventories are stated at the lower of cost or market, with cost determined using the average cost method.  Fair value is primarily determined from market prices quoted on public commodity exchanges, adjusted for expected freight costs to normal delivery points and a price premium or discount to cover local supply and demand factors as estimated by management.  Changes in the fair value less costs to sell inventories of agricultural grain commodities are charged to operations as and when they occur, and such changes are included as a component of cost of sales.

Assets held for sale

Assets are classified as held for sale when all of the following criteria are met:

•	Management commits to a plan to sell a property;
•	It is unlikely that the disposal plan will be significantly modified or discontinued;
•	The property is available for immediate sale in its present condition;
•	Actions required to complete the sale of the property have been initiated;
•	Sale of the property is highly probable and management expects the completed sale will occur within one year; and
•	The property is actively being marketed for sale at a price that is reasonable given its current market value.

Upon designation as an asset held for sale, the Corporation records the carrying value of each property held for sale at the lesser of its carrying value or its fair value less costs to sell, and depreciation is no longer recognized.

Property, plant, and equipment

Property, plant, and equipment are stated at their fair value as at the date of the acquisition, plus the cost of property, plant and equipment acquired thereafter, less accumulated depreciation and accumulated impairment losses, if any.

Cost includes expenditures that are directly attributable to the acquisition of the asset and to bringing the asset to a working condition for its intended use.

If parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains or losses related to the disposition of property, plant and equipment are recognized in the Statement of Comprehensive Income as other income.

Depreciation is determined over the depreciable amount, being the cost of the asset or other amount substituted for cost, less its residual value, if any. Depreciation is recognized in net income and is calculated using the straight-line method over the estimated useful lives of the respective classes of assets as follows:

Buildings, silos/elevators, and improvements	15 – 31 years
Machinery and equipment	7 – 15 years
Furniture, fixtures, office equipment, computer software and other property, plant and equipment	7 years

Depreciation methods, useful lives of the assets and their residual values are reviewed at fiscal year-end and adjusted if appropriate.

Riverland Ag reviews property, plant, and equipment for impairment whenever events or changes in circumstances indicate that the expected fair value of such assets might not be sufficient to support the carrying amount of the assets.

Income taxes

Income tax expense comprises current and deferred taxes. Current tax and deferred tax are recognized in profit or loss, except to the extent that it relates to a business combination, or to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the reporting date.  Deferred tax assets and liabilities are offset to the extent that they relate to income taxes levied on the same taxable entity by the same taxation authority.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which they can be utilized. A valuation allowance is established, if necessary, to reduce any deferred tax asset to an amount that is probable to be realized.

Share-based payments, Deferred Share Unit Plan

The Corporation has established the DSU Plan, which became effective on March 10, 2014 and is an equity-settled share-based payment plan.  Under the DSU Plan, a director who is not an employee of the Corporation or any affiliate and who is a non-executive Chair of the Board is an eligible director.  Any eligible director may elect to receive some or all the Annual Cash Remuneration amount (as defined in the DSU Plan) for that director in the form of DSUs.  DSUs are settled by the issuance of common shares on the Entitlement Date (as defined under the DSU Plan), which is a date after the end of a director’s term of service with the Board.

As at the dates on which DSUs are calculated under the DSU Plan, the Corporation recognizes as an expense the amount of directors’ fees for the portion of such fees represented by the fair value of the DSUs issued to the directors, and increases shareholders’ equity by an equal amount.  The Corporation revalues the DSUs as at the end of each reporting period, based on the volume-weighted-average trading price per common share of the Corporation on the Toronto Stock Exchange during the immediately preceding five (5) trading days.  Revaluation adjustments are recognized as an increase or decrease in the expense for Directors’ fees during the reporting period, with a corresponding increase or decrease in shareholders’ equity.

CONTINGENT LIABILITY

During the year ended March 31, 2014, Ceres terminated its arrangements and ongoing discussions with a potential development partner with respect to the development and construction of a grain facility at the Northgate Commodities Logistics Centre (“NCLC”).  The termination of discussions with the potential partner may have implications for any amounts to be collected from the potential partner and amounts previously paid to Ceres by the potential partner in respect to its portion of NCLC site preparation costs under the Cost-Sharing Agreement.  The recovery and/or reimbursement of such amounts, if any, will be subject to negotiations with the potential partner.

During the six-month period ended September 30, 2014, the potential partner initiated an action against the Corporation for injunctive relief and unspecified damages relating to the development and construction of a grain facility at the Corporation’s NCLC.  As at the date of this MD&A, the Corporation has retained counsel to defend the proceedings. As of the date hereof, management intends to defend the complaint vigorously and is examining all of its procedural and substantive options. The outcome of this complaint is difficult to assess or quantify.  The plaintiff may seek recovery of large or indeterminate amounts, and the magnitude of the potential loss may remain unknown for substantial periods of time. The cost to defend this complaint may be significant.  In addition, this complaint, if decided adversely to the Corporation or settled by the Corporation, may result in liability material to the Corporation’s financial statements as a whole or may materially and adversely affect the Corporation’s business, financial position, cash flow, and/or results of operations.

SUBSEQUENT EVENT

As described in further detail above, on October 21, 2014, the Corporation filed a final short form prospectus announcing a fully backstopped rights offering (the “Offering”) in Canada and the United States. Under the proposed terms of the Offering, each registered holder (“Shareholder”) of the Corporation’s common shares (“Common Share”) as of the close of business on October 30, 2014 (the “Record Date”) will be issued one right (a “Right”) for each Common Share held. For every 1.1063 Rights held, Shareholders will be entitled to purchase one Common Share at a subscription price of $5.84 during the subscription period from November 7, 2014 to November 28, 2014 (the “Expiry Time”). Rights not exercised prior to the Expiry Time will be void and without value. Ceres expects to raise gross proceeds of $75,000,000 to further construct and develop its Northgate Commodities Logistics Centre project.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

Ceres maintains appropriate information systems, procedures and controls to ensure that new information disclosed externally is complete, reliable and timely.  National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) requires the Chief Executive Officer and the Chief Financial Officer to certify that they are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and that they have, as at September 30, 2014, designed DC&P (or have caused such DC&P to be designed under their supervision) to provide reasonable assurance that material information relating to Ceres is made known to them by others, particularly during the period in which Ceres’ annual filings are being prepared, and that information required to be disclosed by Ceres in its annual filings, interim filings or other reports filed or submitted by Ceres under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.

Internal control over financial reporting

NI 52-109 also requires the Chief Executive Officer and the Chief Financial Officer to certify that they are responsible for establishing and maintaining internal control over financial reporting (“ICFR”) and that they have, as at September 30, 2014, designed ICFR (or have caused such ICFR to be designed under their supervision) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS).  The control framework used by the Chief Executive Officer and the Chief Financial Officer to design Ceres’ ICFR is the Risk Management and Governance:  Guidance on Control (COCO Framework) published by The Canadian Institute of Chartered Accountants. While there was a change in the Chief Executive Officer and Chief Financial Officer during the quarter ended September 30, 2014, during the period beginning on April 1, 2014 and ended on September 30, 2014, there have been no changes in Ceres’ ICFR that has materially affected, or is reasonably likely to materially affect, Ceres’ ICFR.

Dated this 7th day of November, 2014